Scollar, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Scollar, Inc.

TABLE OF CONTENTS



To the Stockholders of
Scollar, Inc.
Santa Rosa, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Scollar, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2016 and for the period from May 14, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
May 30, 2017

SCOLLAR, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 47,355	$ 19,350
Total Current Assets	47,355	19,350
Intangibles - patent	5,600	-
TOTAL ASSETS	$ 52,955	$ 19,350
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 94,203	$ 20,855
Deferred compensation	207,500	75,000
Accrued interest payable	6,096	395
Convertible notes payable, current portion	60,000	60,000
Notes payable, current portion	11,093	-
Deferred revenue	311	-
Total Current Liabilities	379,203	156,250
Non-Current Liabilities:		
Notes payable - related party	561,565	97,065
Line of credit, net of unamortized discount of $5,276	156,544	-
Convertible notes payable, net of current portion	10,000	-
Notes payable, net of current portion	10,410	-
Total Non-Current Liabilities	738,519	97,065
Total Liabilities	1,117,722	253,315
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,250,000 and 6,200,000 shares issued and outstanding, 1,500,000 and 200,000 vested as of December 31, 2016 and 2015, respectively.	625	620
Additional paid-in capital	-	-
Stock subscription receivable	(525)	(520)
Accumulated deficit	(1,064,867)	(234,065)
Total Stockholders' Equity (Deficit)	(1,064,767)	(233,965)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 52,955	$ 19,350

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SCOLLAR, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 14, 2015 (inception) to December 31, 2015

	2016	2015
Sales, net	$ -	$ -
Gross profit	-	-
Operating Expenses:		
Research and development	613,595	224,619
Sales and marketing	159,194	4,073
General and administrative	43,123	4,978
Total Operating Expenses	815,912	233,670
Loss from operations	(815,912)	(233,670)
Other Expenses:		
Interest expense	(14,890)	(395)
Total Other Expenses	(14,890)	(395)
Net Loss	$ (830,802)	$ (234,065)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SCOLLAR, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 14, 2015 (inception) to December 31, 2015

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance at May 14, 2015 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	6,200,000	620	-	(520)		100
Net loss					(234,065)	(234,065)
Balance at December 31, 2015	6,200,000	620	-	(520)	(234,065)	(233,965)
Issuance of common stock	1,050,000	105		(105)		-
Repurchase of common stock	(1,000,000)	(100)		100		-
Net loss					(830,802)	(830,802)
Balance at December 31, 2016	6,250,000	$ 625	$ -	$ (525)	$(1,064,867)	$(1,064,767)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

SCOLLAR, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and for the period from May 14, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (830,802)	$ (234,065)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Change in deferred compensation	132,500	75,000
Change in accounts payable	73,348	20,855
Change in accrued interest	5,701	395
Change in deferred revenue	311	-
Net Cash Used in Operating Activities	(618,942)	(137,815)
Cash Flows from Investing Activities		
Capitalized patent costs	(5,600)	-
Net Cash Used in Investing Activities	(5,600)	-
Cash Flows from Financing Activities		
Proceeds from notes payable - related party, net	464,500	97,065
Proceeds from convertible notes payable	10,000	60,000
Proceeds from line of credit	168,000	-
Repayments on line of credit	(6,180)	-
Loan fees	(5,276)	-
Proceeds from notes payable	50,000	-
Repayments of notes payable	(28,497)	-
Proceeds from common stock issuances	-	100
Net Cash Provided by Financing Activities	652,547	157,165
Net Change In Cash	28,005	19,350
Cash at Beginning of Period	19,350	-
Cash at End of Period	$ 47,355	$ 19,350
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 9,189	$ -

SCOLLAR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Scollar, Inc. (the "Company"), is a corporation organized May 14, 2015 under the laws of Delaware. The Company offers premium pet collars that utilize features such as GPS tracking, feeding reminders, and other high tech features.

As of December 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Subscription Stock Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $613,595 and $224,619 for the periods ended December 31, 2016 and 2015, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $851,093 and $158,670 as of December 31, 2016 and 2015, respectively. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $393,748 and $93,176 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards, deferred compensation, and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed, while 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $830,802 and $234,065 during the periods ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,064,867 as of December 31, 2016, and current liabilities exceed current assets by $331,848 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: FINANCING ARRANGEMENTS

Short-Term Convertible Notes Payable

On December 1, 2015, the Company entered into promissory notes totaling $60,000 with four investors, where two of which for principal of $35,000 were related parties to the Company. These notes mature in December 2017. In February 2016, the Company issued an additional note for $10,000, which matures February 2018. All notes bear 8% interest and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds.

The convertible promissory notes are automatically convertible into the Company's equity upon an equity financing of at least $5,000,000 (as further defined in the agreement) at a price per share equal to the lesser of 80% of the lowest price in the triggering financing (85% rate instead applies to the 2016 issuance) or the price per share implied by a $20,000,000 valuation on the fully diluted capitalization of the Company (as defined in the note agreements). In the event of a liquidation event (as defined in the note agreements), the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the liquidation transaction or convert into the Company's equity at the price per share implied by a $20,000,000 valuation on the fully diluted capitalized of the Company (as defined in the note agreements). The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Principal of $70,000 and $60,000 and accrued interest of $5,919 and $395 were outstanding as of December 31, 2016 and December 31, 2015, all respectively. During 2016 and 2015, the Company recognized $5,525 and $395 of interest expense related to these notes, respectively.

Notes Payable

On February 17, 2016, the Company entered into a $50,000 note payable. The note bears 10% interest, matures on February 17, 2021, and is payable each month in the amount of $1,062, commencing on April 1, 2016. Principal of $21,503 and accrued interest of $177 were outstanding as of December 31, 2016, with $11,093 of the principal due in 2017 and $10,410 of the principal due in 2018. During 2016, the Company recognized $6,818 of interest expense related to the note. The note is collateralized by substantially all assets of the Company.

Line of Credit

On October 28, 2016, the Company entered into a $168,000 line of credit. The line of credit bears interest at a variable rate of Wall Street Journal prime plus 2.75% (6.5% as of December 31, 2016) and matures on October 28, 2023. Loan origination fees related to the line of credit of $5,276 were discounted against the note balance in the balance sheet and will be recognized to interest expense over the life of the line of credit. Principal of $151,268 and accrued interest of $840 were outstanding as of December 31, 2016. During 2016, the Company recognized $1,820 interest expense related to the line.

NOTE 5: DEFERRED REVENUE

The Company has been accepting deposits and pre-selling its product "Scollar Mini." The final product is not ready for sale and therefore no orders have been fulfilled to date. The Company has deferred revenue from presale activities of $311 and $0 as of December 31, 2016 and December 31, 2015, respectively.

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of $0.0001 par value common stock. As of December 31, 2016 and 2015, 6,250,000 and 6,200,000 shares of common stock were issued and outstanding, respectively.

On December 1, 2015, the Company issued, to the founders and employees, a total of 6,200,000 shares of common stock at $0.0001 per share. In 2016, an additional 1,050,000 shares were issued at $0.0001 per share.

Certain of these stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. Shares generally vest over a four-year period. In February 2016, 1,000,000 of shares were repurchased upon the termination of two employees to which the shares were granted. As of December 31, 2016, and 2015, 1,500,000 and 200,000 of the shares had vested, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company's founder had extended financing of $561,565 and $97,065 as of December 31, 2016 and 2015, respectively, to the Company, through a related party note payable. The note bears an interest rate of 0.65% per annum and matures in March 2018. The Company retains the right to repay the unpaid principal in whole or in part at any point in time.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Line of Credit

In February of 2017, the Company paid off the line of credit outstanding as of December 31, 2016. On March 7, 2017, the Company entered into a new line of credit in the amount of $150,000 with a maturity date of April 8, 2019.

Stock and Warrant Issuances

In May 2017, the Company issued 2,136,768 additional shares of common stock to two key officers of the Company. The issuance price of all shares was $0.0001 per share. In relation to the issuance, the Company issued an additional 407,002 warrants to two employees with exercise prices of $0.0001 per share.

Kickstarter Funds Raised

Between January 24, 2017 and February 23, 2017, the Company received $41,379 through Kickstarter capital fund raising.

Management's Evaluation

Management has evaluated subsequent events through May 30, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.